UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM SD

Specialized Disclosure Report
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Ingersoll Rand Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38095	46-2393770
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

525 Harbor Place Drive, Suite 600
Davidson, North Carolina 28036
(Address of principal executive offices) (Zip Code)

Andrew Schiesl (704) 896-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of Ingersoll Rand Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://investors.irco.com/financials/sec-filings/default.aspx.
Item 1.02 Exhibit
As specified in Section 3, Item 3.01 of this Form SD, Ingersoll Rand Inc. is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Ingersoll Rand Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL RAND INC.

	By:	/s/ Andrew Schiesl
Andrew Schiesl
Senior Vice President, General Counsel, Chief Compliance Officer, and Secretary

Date: May 29, 2025